UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2020

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒              Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295 and 333-228294), as such prospectuses may be amended or supplemented from time to time.

Westpac has today announced it has reached an agreement with AUSTRAC to resolve the civil proceedings commenced in the Federal Court of Australia on November 20, 2019.

Under the agreement, the parties have today, agreed to:

•	file with the Federal Court a Statement of Agreed Facts and Admissions

•	recommend to the Court that Westpac pay a civil penalty of $1.3 billion in relation to admitted contraventions of the Anti-Money Laundering and Counter-Terrorism and Financing Act 2006 (AML/CTF Act).

As part of the agreement, Westpac has admitted to additional contraventions that are outlined in the amended statement of claim, and which contribute to the agreed penalty.

In June, Westpac released the findings from its investigation into its AML/CTF compliance issues as well as the Advisory Panel Report on governance and accountability.

Westpac in its First Half 2020 results provided for an estimated penalty of $900 million, and associated costs at which time the bank noted the proceedings were complex and ongoing, and the ultimate penalty following either a settlement or a hearing, and in each case as determined by the Court may be materially higher or lower than the amount provided for. The penalty that Westpac and AUSTRAC will recommend to the Court reflects the outcome of ongoing review and dialogue with AUSTRAC. Westpac will increase the provision in its accounts for the year ending September 30, 2020 by a further $404 million to account for the higher estimated penalty and for additional costs, including AUSTRAC’s legal costs of $3.75 million.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac and AUSTRAC reach agreement on AML/CTF civil proceedings subject to Federal Court approval

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2020 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	September 24, 2020	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney